Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 troutman.com
Merrill M. Kraines merrill.kraines@troutman.com

August 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tara Harkins

Kevin Kuhar

Re:	Interpace Biosciences, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed April 1, 2021, as amended April 29, 2021 File No. 000-24249

Ladies and Gentlemen:

On behalf of our client, Interpace Biosciences, Inc. (“Interpace” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2021 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, as amended on April 29, 2021 (the “2020 Annual Report”). We are concurrently submitting via EDGAR this letter and an amendment to the 2020 Annual Report, along with an amendment to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019, as amended on May 29, 2020 and January 19, 2021 (the “2019 Annual Report”).

In this letter, we have recited the comment from the Staff regarding the 2020 Annual Report in italicized, bold type and have followed the comment with the Company’s response. Additionally, we have also provided information regarding the amendment of the 2019 Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 81

Within management’s assessment of disclosure controls and procedures, we note that you identify material weaknesses within the Company’s internal control over financial reporting. Item 308(a)(3) of Regulation S-K prohibits management from concluding internal control over financial reporting is effective when one or more material weaknesses exist. However, you state management determined that you maintained effective internal control over financial reporting at December 31, 2020. Please amend the filing to comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is required.

August 20, 2021 Page 2

The Company respectfully advises the Staff that it is filing via EDGAR, along with this letter, Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 which revises the disclosure on page 81 of the Annual Report to address the Staff’s comment. The Company has revised its disclosure to clarify that “Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 and concluded that it is not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.”

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 78

The Company further advises the Staff that it is filing via EDGAR, along with this letter, Amendment No. 3 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2019 to clarify on page 78 that “Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 and concluded that it is not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.”

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions with respect to this submission to me at (212) 808-2711 or krainesm@troutman.com.

Sincerely,

/s/ Merrill M. Kraines
Merrill M. Kraines

cc:	Thomas Freeburg, Interpace Biosciences, Inc.
Todd Kornfeld, Esq., Troutman Pepper Hamilton Sanders LLP